

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 14, 2017

Via E-Mail
Mr. William J. Clifford
Chief Financial Officer
Gaming and Leisure Properties, Inc.
845 Berkshire Blvd., Suite 200
Wyomissing, PA 19610

> **Re: Gaming and Leisure Properties, Inc.
> Form 10-Q
> Filed on November 9, 2016
> File No. 001-36124**

Dear Mr. Clifford:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities